SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. 2)*

Steven Madden, Ltd.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

556269108
(CUSIP Number)

Michele F. Vaillant, Esq. McCarter & English LLP Four Gateway Center, 100 Mulberry Street Newark, New Jersey 07102 (973) 622-4444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 556269108
1	NAMES OF REPORTING PERSONS
Steven Madden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		442,350 shares of Common Stock* (1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,671,000 shares of Common Stock* (2)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		442,350 shares of Common Stock* (1)
WITH
	10	SHARED DISPOSITIVE POWER
1,671,000 shares of Common Stock* (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,113,350 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

*The number of shares indicated reflects shares resulting from a 3-for-2 stock split (effected as a dividend) which occurred in May 2010.

(1) Includes (i) 268,500 shares of common stock, par value $0.0001 per share (“Common Stock”) of Steven Madden, Ltd. (the “Company”) owned by Steven Madden; (ii) 78,750 shares of Common Stock that may be acquired by Steven Madden through the exercise of options that are or will be exercisable within the next 60 days, and (iii) 95,100 shares of restricted stock held by Steven Madden (which includes 40,500 shares which will vest on June 9, 2011 and 54,600 shares will vest on January 11, 2013, in each case subject to forfeiture pursuant to the terms of the Steven Madden, Ltd. 2006 Stock Incentive Plan).  Excludes 600,000 shares beneficially owned by a grantor retained annuity trust, the trustee of which is unrelated to Steven Madden and as to which Mr. Madden does not, directly or indirectly, have or share voting or investment power; Mr. Madden disclaims beneficial ownership of such shares.

(2) Represents 1,671,000 shares of Common Stock which are owned by BOCAP Corp., a corporation wholly-owned by Steven Madden.

(3) Based upon a total of 27,581,813 shares of Common Stock outstanding as of May 4, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010 as adjusted to include 78,750 shares which are subject to options which are or will be exercisable within the next 60 days for a total of  27,660,563.

CUSIP No.: 556269108
1	NAMES OF REPORTING PERSONS
BOCAP Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

	7	SOLE VOTING POWER
NUMBER OF		1,671,000 shares of Common Stock* (1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		1,671,000 shares of Common Stock* (1)
WITH
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,671,000 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

*The number of shares indicated reflects shares resulting from a 3-for-2 stock split (effected as a dividend) which occurred in May 2010.

(1) Represents 1,671,000 shares of Common Stock which are owned by BOCAP Corp., a corporation wholly-owned by Steven Madden.

(2) Does not include 363,600 shares of Common Stock which are owned directly by Steven Madden as to which BOCAP Corp. does not, directly or indirectly, have or share voting or investment power with respect to such shares; BOCAP disclaims beneficial ownership of such shares.

(3) Based upon a total of 27,581,913 shares of Common Stock outstanding as of May 4, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010.

CUSIP No.:  556269108
Explanatory Note

Introduction

This statement constitutes Amendment No. 2  ("Amendment No. 2") to the Statement on Schedule 13D filed on January 12, 2005 (the “Original Schedule 13D”) and subsequently amended on May 26, 2009 (collectively with the Original Schedule 13D, the “Amended Schedule 13D”), by the Reporting Persons (as defined in Item 2 of the Amended Schedule 13D), relating to their beneficial ownership of the common stock, $0.0001 par value per share (the “Common Stock”), of Steven Madden, Ltd., a Delaware corporation (the “Company”).

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and supplements only information that has materially changed since the filing of the Amended Schedule 13D including disclosure of the number of shares of the Company’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons.  Unless otherwise stated, the information set forth in the Amended Schedule 13D remains accurate in all material respects.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

On July 12, 2010, for estate planning purposes, Steven Madden transferred by gift 600,000 shares of the Company’s Common Stock owned by him to the Steven H. Madden July 2010 Grantor Retained Annuity Trust (the “Trust”), an irrevocable trust whose trustee is Arvind Dharia, Chief Financial Officer of the Company.  The Trust has a three-year term whereby at the end of each year during the term, Mr. Madden will receive from the Trust a distribution of cash and/or shares of Common Stock or other property equal to a percentage of the initial fair market value of the Trust such percentage as delineated in the Trust.  At the end of the three-year term, the remaining corpus of the Trust, if any, will be distributed in equal shares to two trusts established for the benefit of Mr. Madden’s children.  Mr. Madden is not the trustee of the Trust and does not have voting or dispositive power over the shares directly owned by the Trust.  The terms of the Trust provide that the trustee, Arvind Dharia, retains sole voting and sole dispositive power with respect to any shares of Common Stock held by the Trust.

No consideration was paid by or to Mr. Madden for the transfer of the shares of the Company’s Common Stock to the Trust.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (d) The responses of each Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 2 are incorporated herein by reference.  As of the date hereof, the Reporting Persons have the following interest in the Company’ Common Stock:

(i) Steven Madden beneficially owns 2,113,350 shares of Common Stock which includes (A) 268,500 shares of Common Stock owned directly by Mr. Madden, (B) 78,750 shares that may be acquired by Mr. Madden through the exercise of options which are or will be exercisable by Steven Madden within the next 60 days, (C) 95,100 shares of restricted stock held by Mr. Madden (which includes 40,500 shares which will vest on June 9, 2011 and 54,600 shares which will vest on January 11, 2013, in each case subject to forfeiture pursuant to the terms of the Steven Madden, Ltd. 2006 Stock Incentive Plan), and (D) 1,671,000 shares of Common Stock, which are owned by BOCAP, a corporation wholly-owned by Steven Madden.   Such beneficial ownership represents 7.6% of the Company’s Common Stock (which is calculated based on

CUSIP No.:  556269108

a total of 27,581,813 shares of Common Stock outstanding as of May 4, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010 as adjusted to include 78,750 shares which are subject to options and are or will be exercisable within the next 60 days for a total of 27,660,563).  Mr. Madden’s beneficial ownership does not include 600,000 shares of the Company’s Common Stock which are beneficially owned by the Trust, the trustee of which is unrelated to Mr. Madden and as to which Mr. Madden does not, directly or indirectly, have or share voting or investment power; Mr. Madden disclaims beneficial ownership of such shares.

(ii) BOCAP beneficially owns 1,671,000 shares of Common Stock all of which shares are  owned directly by BOCAP.  Such beneficial ownership represents 6.1% of the Company’s Common Stock (which is calculated based on a total of 27,581,913 shares of Common Stock outstanding as of May 4, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010).  BOCAP’s beneficial ownership does not include 442,350 shares of the Company’s Common Stock which are beneficially owned by Steven Madden as to which BOCAP does not, directly or indirectly, have or share voting or investment power;  BOCAP disclaims beneficial ownership of such shares.

The table below sets forth, for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	Steven Madden	BOCAP

Sole Power to Vote/Direct Vote	442,350	1,671,000

Shared Power to Vote/Direct Vote	1,671,000	0

Sole Power to Dispose/Direct Disposition	442,350	1,671,000

Shared Power to Dispose/Direct Disposition	1,671,000	0

(c) Other than the transfer by gift of 600,000 shares of the Company’s Common Stock held directly by Steven Madden which were transferred to the Trust on July 12, 2010, there have been no transactions in the Company’s Common Stock by the Reporting Persons other than the receipt by Steven Madden on May 28, 2010 of the grant of an option to purchase 75,000 shares of the Company’s Common Stock which option vests in equal installments of 18,750 shares on each of August 28, 2010, November 28, 2010, February 28, 2011 and May 28, 2011 at an exercise price of $34.49.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

In connection with the previously disclosed loan in the principal amount of $3,000,000 made by the Company to Steven Madden in 2007 to facilitate the exercise of certain options held by Mr. Madden, which loan has been secured by a pledge of 510,000 shares of the Company’s Common Stock (which shares were increased to 765,000 shares as a result of the 3-for-2 stock split which the Company effected in May 2010), on July 9, 2010, the Company released 555,000 shares of the total 765,000 shares held subject to the pledge and security interest.  The secured promissory note evidencing the indebtedness remains unchanged and the Company continues to have a security interest in 210,000 shares owned directly by Steven Madden.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2010	/s/ Steven Madden
Steven Madden

BOCAP Corp.

	By:	/s/ Steven Madden
Steven Madden
President